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                               December 27, 2020

       John Karatzaferis
       President and Chief Executive Officer
       Bare Metal Standard, Inc.
       3604 S. Banner Street
       Boise, ID 83709

                                                        Re: Bare Metal
Standard, Inc.
                                                            Correspondence
filed December 14, 2020
                                                            Form 8-K Filed
October 27, 2020
                                                            File No. 000-55795

       Dear Mr. Karatzaferis:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 8-K filed October 26, 2020

       General

   1. We note your response to Comment One of our letter dated November 6, 2020. We continue to believe
that you were a shell company at the time you acquired the assets of
                                                        American Swiss Capital,
as you appeared to have had no assets and nominal operations. In this regard, the
activities described in your response letter appear to relate to the business of American Swiss
Capital rather than to your own operations. Accordingly, please amend your Form 8-K to
include Form 10 information as required by Item 2.01(f) of
                                                        Form 8-K and the
disclosure required by Item 5.06 of Form 8-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Karatzaferis
Bare Metal Standard, Inc.
December 27, 2020
Page 2

        Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel,
Office Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameJohn Karatzaferis
                                                           Division of
Corporation Finance
Comapany NameBare Metal Standard, Inc.
                                                           Office of Technology
December 27, 2020 Page 2
cc:       Andrew Coldicutt
FirstName LastName